ING USA Annuity and Life Insurance Company

and its

Separate Account B

ING Rollover Choice Variable Annuity (Prospectus No. PRO.70600-05)
ING Focus Variable Annuity (Prospectus No. PRO.90516-05)

Supplement dated March 10, 2006 to your current variable annuity Contract Prospectus and Statement of Additional Information

This supplement updates certain information contained in your current variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your variable annuity Contract Prospectus and SAI.

NOTICE OF FUND SUBSTITUTION

ING USA Annuity and Life Insurance Company (the "Company") and Separate Account B (the "Separate Account") have filed an application with the Securities and Exchange Commission to permit certain funds in which the subaccounts of the Separate Account invest (the "Replaced Funds") to be replaced with certain other funds (the "Substitute Funds").

Reasons for the Substitution. The principal purposes of the substitutions are as follows:

- **Implement Business Plan.** The substitutions are part of an overall business plan to provide a more streamlined, standardized, simplified and consolidated current array of funds available through the Company's products.

- **Reduced Costs and Greater Influence**. Including too many different funds with different investment advisers within the Company's products makes those products more costly to administer. The Company believes that making available affiliated funds managed by expert third party asset managers will lead to increased efficiencies, greater influence over the administrative aspects of the funds and reduced costs.

- **Due Diligence.** The substitutions will allow the Company to respond to concerns that it has identified in its due diligence review of the funds available through the products, including concerns related to changes in fund managers, performance and well-publicized investigations, claims and regulatory actions and the corresponding negative publicity.

The following funds are involved in the substitutions:

Replaced Funds	Substitute Funds
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	ING FMR^{SM} Equity Income Portfolio (Class S)

Important Information about the Proposed Substitution.

- Prior to the effective date of the substitution you will receive another supplement which will indicate the effective date of the substitution, provide you with further details about the Substitute Fund and reiterate your rights related to the substitution. You will also receive a prospectus for the Substitute Fund.
- Prior to the effective date of the substitution and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in the Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitution, all amounts you have allocated to a subaccount which invests in the Replaced Fund will automatically be reallocated to the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in the Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitution, and your account value immediately before the substitution will equal your account value immediately after the substitution.
- The total expenses of the Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund.
- The investment objective and policies of the Substitute Fund are substantially the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund.